

May 27, 2011

Via Facsimile
Alex M. Davern
Chief Financial Officer
National Instruments Corporation
11500 North MoPac Expressway
Austin, Texas  78759

**Re:     National Instruments Corporation**
**Form 10-K for the Fiscal Year Ended December 31, 2010**
**Filed February 18, 2011**
**File No. 000-25426**

Dear Mr. Davern:

We have reviewed your letter dated April 29, 2011 in connection with the above-referenced filings and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 11. Executive Compensation (incorporated by reference to the definitive proxy statement filed March 31, 2011)

Compensation Discussion and Analysis, page 18

General

1.      We note that the company believes that total compensation "at or around the 50th percentile of the peer companies" provided in the Radford Surveys as a group is the appropriate starting point for benchmarking and that the company does not target a specific percentile for each individual executive or for each component of compensation. In future filings, please consider disclosing where total compensation fell for all named

executive officers relative to the comparative level of peer group compensation used as the starting point for benchmarking.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael Johnson, Staff Attorney, at (202) 551-3477 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief